VARIABLE ANNUITY FUNDS A, B, C

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds A B & C

Supplement dated October 17, 2008

This supplement updates and amends certain information contained in your current variable annuity prospectus. Please read it carefully and keep it with your product prospectus for future reference.

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INFORMATION REGARDING THE INVESTMENT FUNDS AVAILABLE UNDER YOUR CONTRACT

Effective October 17, 2008, the following Investment Funds are available under your Contract:

- ING Franklin Income Portfolio (Class S)
- ING PIMCO High Yield Portfolio (Class S)
- ING VP Money Market Portfolio (Class I)

The following information lists the investment advisers and subadvisers and information regarding the investment objectives of the Investment Funds available under your Contract. More detailed information about these Investment Funds can be found in the current prospectus and Statement of Additional Information for each Investment Fund.

There is no assurance that the stated objectives and policies of any of the Investment Funds will be achieved. Shares of the Investment Funds will rise and fall in value and you could lose money by investing in the Investment Funds. Shares of the Investment Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Franklin Income Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING PIMCO High Yield Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING VP Money Market Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.